<u>For Immediate Release</u>
From:
Ameritrans Capital Corporation
For more information Contact:
Gary C. Granoff
(800) 214-1047

Ameritrans Capital Corporation Announces Agreement for Sale of Taxicab Medallion Portfolio

New York, NY, July 16, 2008 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today announced that Ameritrans and its wholly owned subsidiary, Elk Associates Funding Corporation, executed a definitive agreement with Medallion Financial Corp. and its wholly owned subsidiary Medallion Bank for the sale of substantially all of Elk's taxicab medallion loans. Another subsidiary of Medallion Financial, Freshstart Venture Capital Corp., will purchase certain other small business loans at the closing. The transaction is anticipated to generate approximately $31 million in gross proceeds. The transaction is subject to customary closing conditions, and is subject to certain terms and conditions, including approval by Ameritrans shareholders. The Company expects to distribute definitive proxy materials to shareholders as soon as practicable which will set forth in detail the closing conditions and terms and conditions of the transaction. The transaction is expected to close no later than October 15, 2008.

Ameritrans expects to use substantially all of the net proceeds from this transaction to continue to build its portfolio of corporate loans, consistent with its strategy of repositioning and growing its portfolio as well as reduce its outstanding borrowings, pay operating expenses, and for general corporate purposes.

"We are delighted to announce the sale of our medallion portfolio," said Michael Feinsod, President of Ameritrans. "Ameritrans and Elk are proud to have built a profitable and vibrant medallion finance business over the past 28 years. This transaction enables Ameritrans to continue the expansion of our senior-secured, middle market corporate loan portfolio. Given the continued stress on the credit markets, we continue to see excellent opportunities to grow the portfolio and generate attractive risk adjusted returns for our shareholders."

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of medallion loans, secured business loans and selected equity securities. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.